Somkiat Sirichatchai
Executive Vice President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

12g3-2(b) File No.82-4922

Ref No. CN. 508/2004

August 20, 2004

04036392

Securities and Exchange Commission

450 Fifth Street

Washington, D.C. 20549

U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Somkiat Sirichatchai

PROCESSED
AUG 23 2004
THOMSON FINANCIAL

dlw 8/23

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax +66 2470 3499

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Summary Statement of Assets and Liabilities 1/

As at July 31, 2004

Assets	Baht	Liabilities	Baht
Cash	11,915,748,938.43	Deposits	709,757,940,115.32
Interbank and money market items	97,811,191,249.44	Interbank and money market items	14,786,699,876.65
Securities purchased under resale agreements	18,620,000,000.00	Liabilities payable on demand	4,871,044,957.82
Investments in securities, net	141,482,880,286.20	Securities sold under repurchase agreements	-
(with obligations Baht 18,650,099,533.63)		Borrowings	20,219,603,138.82
Credit advances (net of allowance for doubtful accounts)	506,706,494,284.02	Bank's liabilities under acceptances	719,425,882.00
Accrued interest receivables	1,525,478,174.70	Other liabilities	14,022,835,616.92
Properties foreclosed	11,921,166,577.84	Total liabilities	764,377,549,381.93
Customers' liabilities under acceptances	719,425,882.00		
Premises and equipment, net	21,764,184,802.61	**Shareholders' equity**	
Other assets	8,816,847,558.02	Paid-up share capital	
		(registered share capital Baht 30,488,146,970.00)	23,634,493,110.00
		Reserves and net profit after appropriation	25,175,712,391.39
		Other reserves and profit and loss account	7,695,299,879.94
		Total shareholders' equity	56,505,505,381.33
Total Assets	820,883,054,768.26	Total Liabilities and Shareholders' Equity	820,883,054,763.26
Customers' liabilities under unmatured bills	4,071,650,389.63	Bank's liabilities under unmatured bills	4,071,650,389.63
Total	824,954,705,152.89	Total	824,954,705,152.89

	Baht
Non-Performing Loans as at June 30, 2004 (Quarterly)	58,957,142,256.52
(10.60% of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss, as at June 30, 2004 (Quarterly)	34,275,099,208.07
Actual allowace for doubtful accounts	44,868,157,463.02
Loans to related parties	2,536,547,816.72
Loans to related asset management companies	15,915,000,000.00
Loans to related parties due to debt restructuring	4,219,812,845.20
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	79,656,292,901.00
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
International Banking Facility's assets and liabilities	
Total assets	3,298,301,190.88
Total liabilities	677,827.27
Significant contingent liabilities	
Avals to bills and guarantees of loans	3,043,561,902.75
Letters of credit	14,112,741,898.03

1/ This Summary Statement has not been reviewed or audited by Certified Public Accountant